UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*
Northstar Asset Management Group Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

66705Y104
(CUSIP Number)

David Abrams
c/o Abrams Capital Management, L.P.
222 Berkeley Street, 21st Floor
Boston, MA 02116 617-646-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Abrams Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 10,331,586 (see Item 5)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,331,586 (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,331,586 (see Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 5.5%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Abrams Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 10,908,145 (see Item 5)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,908,145 (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,908,145 (see Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 5.8%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Abrams Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 10,908,145 (see Item 5)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,908,145 (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,908,145 (see Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 5.8%
14	Type of Reporting Person (See Instructions) OO (Limited Partnership)

1	Names of Reporting Persons. David Abrams
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 10,908,145 (see Item 5)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,908,145 (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,908,145 (see Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 5.8%
14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Item 1.  Security and Issuer

This Schedule 13D relates to common stock (“Common Stock”) of Northstar Asset Management Group Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 399 Park Avenue, 18th Floor, New York, NY 10022.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) Abrams Capital, LLC (“Abrams Capital”), (ii) Abrams Capital Management, LLC (“Abrams CM LLC”), (iii) Abrams Capital Management, L.P. (“Abrams CM LP”) and (iv) David Abrams (together with each of the foregoing, the “Reporting Persons”).

(b) The business address of each of the Reporting Persons is c/o Abrams Capital Management, L.P., 222 Berkeley Street, 21st Floor, Boston, Massachusetts 02116.

(c) Abrams Capital serves as general partner for the Abrams Capital Accounts (as defined in Item 5 below).  Abrams CM LP provides investment management services to the Abrams CM LP Accounts (as defined in Item 5 below).  Abrams CM LLC serves as general partner of Abrams CM LP.  Mr. Abrams is the managing member of Abrams Capital and Abrams CM LLC.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the cover page of each Reporting Person.

Item 3.  Source and Amount of Funds or Other Consideration

The 10,908,145 shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were purchased in open market transactions for an aggregate $120,388,587, using working capital of the Abrams CM LP Accounts.

Item 4.  Purpose of Transaction

The Reporting Persons have acquired the Common Stock for investment purposes in the ordinary course of business.

The Reporting Persons have studied the background and terms of the proposed merger among the Issuer, NorthStar Realty Finance Corp. and Colony Capital, Inc.  The Reporting Persons do not believe that the merger as proposed is in the best interests of shareholders of the Issuer and currently intend to vote against the transaction.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with the management and the board of directors of the Issuer, Northstar Realty Finance Corp., and/or Colony Capital, Inc., other holders of Common Stock of the Issuer, Northstar Realty Finance Corp., and/or Colony Capital, Inc., and/or other relevant parties, including industry participants, concerning the business, operations, governance, strategy, capitalization, and plans of the Issuer, the management and board composition of the Issuer, and/or commercial or strategic transactions with, or relating to, the Issuer. The Reporting Persons may change their plans or perspectives in the future.

Depending on various factors including, without limitation, the Issuer's financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market and/or economic conditions, actions taken by the management or board of directors of the Issuer, price levels of the Common Stock, and regulatory matters, the Reporting Persons will take actions with respect to their investment in the Issuer as they deem appropriate.  Such actions may include, without limitation, (i) purchasing additional Common Stock or other securities of the Issuer, (ii) selling some or all of their Common Stock, (iii) engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, (iv) exercising their rights as holders of Common Stock or other securities of the Issuer, or (v) discussing, participating in, negotiating, or approving agreements or transactions with the purpose or effect of changing or influencing the control of the Issuer, including by entering into one or more confidentiality agreements, standstill agreements, voting or support agreements, or other similar agreements. Any such actions, should they occur at all, may take place at any time and without prior notice.

The Reporting Persons may change their intention with respect to any or all of the matters referred to in this Item 4.  Except for the foregoing, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages.  The percentages reported herein are calculated based upon the statement in the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on August 9, 2016, that there were 189,001,185 shares of Common Stock of the Issuer outstanding as of August 4, 2016.

Shares reported herein for Abrams Capital represent shares owned by private investment vehicles for which Abrams Capital serves as general partner (“Abrams Capital Accounts”).  Shares reported herein for Abrams CM LP and Abrams CM LLC represent shares owned by the Abrams Capital Accounts and another private investment vehicle for which Abrams CM LP serves as investment manager (collectively, the “Abrams CM LP Accounts”).  Shares reported herein for Mr. Abrams represent the above referenced shares reported for Abrams Capital and Abrams CM LLC.  Mr. Abrams is the managing member of Abrams Capital and Abrams CM LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

(c)  The following table lists transactions in the Common Stock purchased by the Reporting Persons on behalf of the Abrams CM LP Accounts during the sixty day period prior to the filing of this Schedule 13D:

Transaction	Date	No. Shares	Price Per Share
Open market purchase	06/23/2016	11,400	$10.875
Open market purchase	06/24/2016	140,000	$10.70286
Open market purchase	06/24/2016	2,250,000	$10.77573
Open market purchase	06/27/2016	598,600	$10.26273

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons, dated July 5, 2016, incorporated herein by reference to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on such date.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                August 17, 2016

ABRAMS CAPITAL, LLC

By:  /s/ David Abrams
Name: David Abrams
Title:   Managing Member

ABRAMS CAPITAL MANAGEMENT, LLC

By:  /s/ David Abrams
Name: David Abrams
Title:   Managing Member

ABRAMS CAPITAL MANAGEMENT, L.P.
By:   Abrams Capital Management, LLC,
Its General Partner

By:  /s/ David Abrams
Name: David Abrams
Title:   Managing Member

David Abrams

By:  /s/ David Abrams
Name: David Abrams
Title:   Individually